Exhibit (a)(5)(ii)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Warrants (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase and Consent Solicitation, dated April 1, 2022, and the related Letter of Transmittal and Consent, as they may be amended or supplemented from time to time. The information contained or referred to therein is incorporated herein by reference. The Offer is being made to all holders of Warrants, provided that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Warrants in any state in which making or accepting the Offer would violate that state’s laws. In any state where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by the Dealer Manager (as defined below) or one or more registered brokers or dealers licensed under the laws of such state.

Notice of Offer to Purchase
by
PLAYSTUDIOS, Inc.
of
Warrants to Acquire Class A Common Stock

PLAYSTUDIOS, Inc., a Delaware corporation (the “Company”), hereby offers to purchase (a) 7,174,964 outstanding publicly traded warrants to purchase Class A common stock which were publicly issued and sold as part of units of the Company, formerly known as Acies Acquisition Corp. (“Acies”), in connection with the initial public offering of Acies’ securities on October 22, 2020 (the “Acies IPO”), which entitle such warrant holders to purchase one share of the Company’s Class A common stock at an exercise price of $11.50, subject to adjustments (the “Public Warrants”), and (b) 3,821,667 outstanding warrants to purchase Class A common stock which were privately issued in connection with the Acies IPO based on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), which entitle such warrant holders to purchase one share of the Company’s Class A common stock at an exercise price of $11.50, subject to adjustments (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”), for $1.00 in cash, without interest (“Offer Purchase Price”) and less any required withholding taxes, in exchange for each Warrant tendered by the holder.

The offer is upon the terms and subject to the conditions described in the Offer to Purchase and Consent Solicitation (the “Offer to Purchase”), the related Letter of Transmittal and Consent and the other materials filed with the Securities and Exchange Commission (“SEC”) as exhibits to the Tender Offer Statement on Schedule TO-I (collectively with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer Materials”). The terms and conditions set forth in the Offer Materials collectively constitute the “Offer”.

As part of the Offer, the Company is also soliciting consents from the holders of the Warrants to amend the Warrant Agreement which governs the terms of all Warrants, to permit the Company to redeem each Warrant that is outstanding upon the closing of the Offer for $0.90 in cash, without interest (the “Warrant Amendment”), which is 10% less than the Offer Purchase Price. Although we intend to redeem all remaining outstanding Warrants if the Warrant Amendment is approved, we would not be required to effect such a redemption and may defer doing so until it is most advantageous to us. Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Public Warrants is required to approve the Warrant Amendment as it applies to the Public Warrants and at least 65% of the outstanding Private Placement Warrants as it applies to the Private Placement Warrants. Holders of the Warrants who desire to tender their Warrants pursuant to the Offer are required to consent to the Warrant Amendment. The foregoing is only a summary of the Warrant Amendment, and is qualified by reference to the full text of the Warrant Amendment, set forth as Annex A to the Offer to Purchase.

The Offer is not conditioned upon any minimum number of Warrants being tendered in the Offer. The Offer is, however, subject to other conditions described in the Offer to Purchase.

THE OFFER EXPIRES AT 12:00 MIDNIGHT, EASTERN TIME, AT THE END OF THE DAY ON APRIL 29, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

The Company expressly reserves the right to extend the Offer at any time and from time to time by notice to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of such extension, in which event the term “Expiration Date” shall mean the latest time and date to which the Offer, as so extended by the Company, shall expire. During any such extension, all Warrants previously tendered and not properly withdrawn will remain subject to the Offer and to the right of the tendering holder to withdraw such holder’s Warrants.

The Company may terminate the Offer if any of the conditions of the Offer are not satisfied prior to the Expiration Date. In the event that the Company terminates the Offer, all Warrants tendered by a holder in connection with the Offer will be returned to such holder and the Warrants will expire in accordance with their terms on June 21, 2026, at 5:00 p.m. Eastern Time, and will otherwise remain subject to their original terms.

Warrant holders wishing to tender their Warrants must follow the procedures set forth in Section 2 of the Offer to Purchase and in the Letter of Transmittal and Consent. To validly tender Warrants pursuant to the Offer, a properly completed and duly executed Letter of Transmittal and Consent or photocopy thereof, together with any required signature guarantees, must be received by the Depositary at its address set forth on the last page of the Offer to Purchase prior to the Expiration Date.

Warrant holders who hold Warrants in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and are not the holder of record on the Company’s books must contact their broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork order to have them tender their Warrants. Warrant holders holding their Warrants through a broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal and Consent directly to the Depositary. The broker, dealer, commercial bank, trust company, custodian or other nominee holding such Warrants must submit the Letter of Transmittal and Consent that pertains to such Warrants via DTC’s ATOP procedures on the holder’s behalf.

Warrant holders wishing to tender their Warrants but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Date, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Date, may tender their Warrants by complying with the procedures set forth in Section 2 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

Tenders of Warrants made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable. Notwithstanding the foregoing, tendered Warrants may also be withdrawn if the Company has not accepted the Warrants for exchange by the 40th business day after the initial commencement of the Offer.

To be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the holder who tendered the Warrants for which tenders are to be withdrawn and the number of Warrants to be withdrawn, and the name of the registered holder of the Warrants, if different from that of the person who tendered such Warrants. If the Warrants to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal must be submitted to the Depositary prior to the release of such Warrants. In addition, such notice must specify the name of the registered holder (if different from that of the tendering holder). However, Warrants for which tenders are withdrawn may be tendered again by following one of the procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date.

A holder of Warrants desiring to withdraw tendered Warrants previously delivered through the Depositary Trust Company (“DTC”) should contact the DTC participant through which such holder holds his, her or its Warrants. In order to withdraw previously tendered Warrants, a DTC participant may, prior to the Expiration Date, withdraw its instruction previously transmitted through DTC’s ATOP procedures by withdrawing its acceptance. Holders of Warrants submitting a tender via DTC’s ATOP procedures are deemed to consent to the Warrant Amendment. The valid revocation of a consent will constitute the concurrent valid withdrawal of the tendered Warrants as to which consent was delivered. The notices of withdrawal must contain the name and number of the DTC participant. A withdrawal of an instruction must be executed by a DTC participant as such DTC participant’s name appears on its transmission to which such withdrawal relates.

Upon the terms and subject to the conditions of the Offer, the Company will purchase Warrants validly tendered and not withdrawn as of the Expiration Date for a purchase price of $1.00 per Warrant, without interest. The Offer Purchase Price to be paid will be delivered promptly following the Expiration Date. In all cases, Warrants will only be accepted for purchase pursuant to the Offer after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal and Consent (or copy thereof), or any Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal and Consent. The Company will be deemed to have accepted for purchase, and therefore purchased, Warrants that are properly tendered and are not properly withdrawn, only when, as and if it gives oral or written notice to the Depositary of its acceptance of the Warrants for purchase under the Offer.

Under no circumstances will the Company pay interest on the Offer Purchase Price, including, but not limited to, by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Warrants in the Offer.

The Offer is being made to all holders of Warrants. The purpose of the Offer is to reduce the number of shares of Class A Common Stock that would become outstanding upon the exercise of Warrants. The Company’s Board of Directors believes that by allowing holders of Warrants to tender one Warrant for the Offer Purchase Price, the Company can potentially reduce the substantial number of shares of Class A Common Stock that would be issuable upon exercise of the Warrants, thus providing investors and potential investors with greater certainty as to the Company’s capital structure. The Warrants acquired pursuant to the Offer will be retired and cancelled. The Offer is not made pursuant to a plan to periodically increase any securityholder’s proportionate interest in the assets or earnings and profits of the Company.

The Company’s Board of Directors has approved the Offer. However, none of the Company, its Board of Directors, the Dealer Manager, the Information Agent or the Depositary or any of their respective affiliates makes any recommendation to any Warrant holder whether to tender or refrain from tendering any or all Warrants. Warrant holders must make their own decision whether to tender Warrants and, if so, how many Warrants to tender.

To the Company’s knowledge, with the exception of 1,018,782 Private Placement Warrants held by J&H Investments, LLC which is co-owned 50/50 by The JM 2021 Irrevocable Trust, of which James Murren, a director of the Company, is the trustee, and The HM 2021 Irrevocable Trust, of which Heather Murren, the wife of James Murren, is the trustee, none of the Company’s directors or executive officers beneficially own Warrants. J&H Investments, LLC may tender its Private Placement Warrants in the Offer and consent to the Warrant Amendment as it relates to the Private Placement Warrants.

Generally, the tender of Warrants for cash pursuant to the Offer will be a taxable sale of the Warrants for U.S. federal income tax purposes. For a discussion of the U.S. federal income tax consequences of the tender of Warrants pursuant to the Offer and the consent of the Warrant Amendment, see Section 11 of the Offer to Purchase. WARRANT HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF TENDERING WARRANTS IN THE OFFER.

The information required to be delivered by Rule 13e-4(d)(1) under the U.S. Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase, which is incorporated herein by reference.

Copies of the Offer to Purchase and Consent Solicitation and the Letter of Transmittal and Consent will be mailed to record holders of the Warrants, including any custodians, brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the Company’s warrant holder list.

The Offer to Purchase and Consent Solicitation and the related Letter of Transmittal and Consent contain important information that should be carefully read in their entirety before any decision is made with respect to the Offer.

Questions regarding the terms of the Offer may be directed to the Dealer Manager at its telephone number and address set forth below. Questions regarding how to tender the Warrants or requests for additional copies of the Offer to Purchase, the related Letter of Transmittal and Consent, the Notice of Guaranteed Delivery or the other Offer Materials may be directed to the Information Agent at the telephone number and address set forth below. Warrant holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of Warrants, holders of Warrants are directed to contact the Information Agent.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

PJT Partners LP 280 Park Avenue New York, NY 10017 Telephone: (212) 364-8987	Alliance Advisors, LLC 200 Broadacres Drive Bloomfield, New Jersey 07003 Telephone number toll-free: (800) 429-6652 Email: myps@allianceadvisors.com

The Depositary for the Offer is:

Broadridge Corporate Issuer Solutions, Inc. 51 Mercedes Way Edgewood, NY 11717
PLAYSTUDIOS, Inc.

April 1, 2022